Exhibit 12

STATEMENT RE COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES - REAL ESTATE TRUST ONLY

	For the Three Months Ended December 31,		For the Twelve Months Ended September 30,
(Dollars in thousands)	2007	2006	2007	2006	2005	2004	2003
FIXED CHARGES:
Interest and debt expense	$14,547	$13,724	$56,097	$51,645	$46,503	$58,645	$48,970
Ground rent	73	—	480	—	—	—	—

Total fixed charges for ratio	$14,620	$13,724	$56,577	$51,645	$46,503	$58,645	$48,970

EARNINGS:
Operating income (loss)	$262	$(283)	$(2,498)	$(2,030)	$(7,368)	$(22,648)	$(13,645)
Equity in earnings of unconsolidated entities	(3,477)	(3,051)	(12,540)	(10,051)	(8,246)	(7,788)	(7,248)
Distributions from unconsolidated entities	4,572	3,822	16,179	14,821	13,272	12,550	12,048
Capitalized interest	(422)	(565)	(2,054)	(1,129)	—	—	—

	935	(77)	(913)	1,611	(2,342)	(17,886)	(8,845)
Total fixed charges for ratio	14,620	13,724	56,577	51,645	46,503	58,645	48,970

Total earnings for ratio	$15,555	$13,647	$55,664	$53,256	$44,161	$40,759	$40,125

RATIO OF EARNINGS TO FIXED CHARGES	1.07 x	Less than 1	Less than 1	1.00 x	Less than 1	Less than 1	Less than 1

Excess (deficiency) of available earnings to fixed charges	$935	$(77)	$(913)	$1,611	$(2,342)	$(17,886)	$(8,845)